Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “experts” in the Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (No. 333-259492) and the related Prospectus pertaining to the Howard Bancorp, Inc. 2013 Equity Incentive Plan of F.N.B. Corporation and to the incorporation by reference of our reports dated February 25, 2021, with respect to the consolidated financial statements of F.N.B. Corporation and the effectiveness of internal control over financial reporting of F.N.B. Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

January 28, 2022